

18005498

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER

8-18283

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2017___ AND ENDING ___December 31, 2017___
                                         MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bechtel Financing Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Beale Street

OFFICIAL USE ONLY

FIRM ID NO.

(No. and Street)

San Francisco	**CA**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Zimmermann   **(415) 722-6313**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
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OATH OR AFFIRMATION

I, **Ralph Zimmermann**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bechtel Financing Services, LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Vice President
_____
Title

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the Individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

> EMMANUEL ALLIOT
> Commission # 2109487
> Notary Public - California
> San Francisco County
> My Comm. Expires May 11, 2019

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this
___6th___ day of ___February___, 20__18__ by

___Ralph Zimmermann___,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.

___EMMANUEL ALLIOT___
Signature of Notary Public

This report** contains (check all applicable boxes):
** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of changes in financial condition.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietors' capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Computation of net capital.
- [x] (h) Computation for determination of reserve requirements pursuant to rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements under rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report. [4]
- [ ] (n) A report describing any material weakness found to exist or found to have existed since the date of the previous audit.

[4] SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

RECEIVED

2018 FEB 16 AM 10: 50

SEC / TM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
 Bechtel Financing Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012. Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2004.

EISNERAMPER LLP
San Francisco, California
February 6, 2018

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Current assets:

Cash	$ 350,292
Other assets	1,535

TOTAL ASSETS	**$ 351,827**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:

Accounts payable	$ 17,500
Payables to associated companies	34,327
Total current liabilities	51,827
Member's capital	300,000

TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 351,827**

See Notes to Statement of Financial Condition

BECHTEL FINANCING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Activities:

Bechtel Financing Services, LLC (the "Company") is a wholly owned subsidiary of Bechtel Enterprises, Inc. ("BEnINC"). The Company provides financial advisory services to BEnINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

2. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Significant Accounting Policies:

Cash

The Company maintains its cash in a money market mutual fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

Fair value of assets and liabilities

The fair value of the Company's assets and liabilities for which fair value measurement is required or permitted reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date. The fair value measurements are determined using quoted market prices in active markets for identical assets or liabilities (level 1), significant other observable inputs (level 2) or significant unobservable inputs (level 3).

For accounts payable and payables to associated companies, the carrying values approximate fair market value.

3. **Significant Accounting Policies, continued:**

Revenue and Costs

The Company recognizes revenue for its financial advisory services as it is earned. The Company incurred operating and administrative expenses which included expenses charged and reported to the Company by BEnINC and/or associated companies. Pursuant to a Continuing Services Agreement between the Company and BEnINC, BEnINC will pay a retainer fee to the Company amounting to the total operating and administrative costs incurred by the Company that exceed all other revenues earned by the Company. This retainer fee is recorded as revenue.

Revenue Recognition

In May 2014, the FASB issued new accounting guidance, Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, on revenue recognition. The new standard provides for a single five-step model to be applied to all revenue contracts with customers as well as requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the standard. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company is still evaluating the impact of the new standard on the financial statements.

4. **Transactions with Associated Companies:**

The Company has an agreement with an associated company whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

Payables to associated companies of $34,327 represent expenses paid by associated companies on behalf of the Company outstanding at December 31, 2017.

Substantially all of the Company's transactions including revenue and costs are not arm's length transactions as they are executed with its parent, BEnINC, and other associated companies. Consequently, the Company's statement of financial condition presented herein may be different from what would have been obtained if such transactions were executed on an arm's length basis with unrelated parties.

5. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $273,945 which was $268,945 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1892 to 1.

6. Income Taxes and Limited Liability Company Fees:

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

As a limited liability company ("LLC"), the Company is subject to LLC fees which are reported under other expenses.

7. Credit Facilities:

An associated company had various committed credit facilities, one of which is available for a combination of borrowing, financial letters of credit or performance letters of credit. The remaining facilities are available for performance letters of credit only. There were no letters of credit issued by the Company under these credit facilities at December 31, 2017. These credit facilities expire in 2021.

In addition to the credit facilities described above, an associated company had uncommitted bilateral letter of credit arrangements with banks which the associated company has made available to the Company and other associated companies. There were no letters of credit issued by the Company under this credit facility at December 31, 2017.

Under the associated companies' credit agreements, the associated company is required to meet certain financial covenants. The associated company is in compliance with these covenants at December 31, 2017.